Exhibit 5.1

SUITE 300, 204 BLACK STREET

WHITEHORSE, YUKON Y1A 2M9

TELEPHONE: 867-668-5252

FAX: 867-668-5251

E-MAIL: lackowicz@yukonlaw.com

IN ASSOCIATION WITH

Reply Attention To: Paul W. Lackowicz

DIRECT E-MAIL:plackowicz@yukonlaw.com

Our File No: 37636

May 30, 2012

SXC Health Solutions Corp.

2441 Warrenville Road

Suite 610

Lisle, Illinois

60543-3642

Dear Sirs/Mesdames:

Re: S-4 Registration Opinion

You have requested that we provide, as Yukon counsel, the following opinion in connection with the filing by SXC Health Solutions Corp. (the “Corporation”) of Amendment No. 1 to the Corporation’s Registration Statement on Form S-4 (the “Registration Statement”) on May 30, 2012 with the Securities and Exchange Commission under the Securities Act of 1933, as amended, relating to the offering as set forth in the prospectus contained in the Registration Statement and as to be set forth in one or more supplements to such prospectus.

The Corporation and Catalyst Health Solutions, Inc. (“Catalyst”) have entered into

PAUL W. LACKOWICZ	DEBBIE P. HOFFMAN	GEORGE A. ASQUITH
ANNE MARIE MCCOLMAN	LORI A. LAVOIE	BRENDA F. SMICHURA-JEROME
NORAH E. MOONEY	MEAGAN LANG

an Agreement and Plan of Merger, dated April 17, 2012 (the “Merger Agreement”) pursuant to which Catalyst will merge (the “Merge”) with and into a wholly-owned subsidiary of the Corporation, subject to approval of the Corporation’s shareholders and Catalyst’s stockholders and other customary closing conditions. If the Merger is completed, holders of shares of Catalyst common stock will be entitled to receive for each issued and outstanding share of Catalyst common stock they own the combination of (x) $28.00 in cash without interest and (y) 0.6606 of a validly issued, fully paid and non-assessable common share of the Corporation.

The Corporation and certain of its subsidiaries also intend to enter into a Support Agreement (the “Support Agreement”) prior to closing of the Merger to deal with the transfer of assets between the Corporation and its subsidiaries party to the Support Agreement.

Based on the number of common shares of the Corporation and the number of shares of common stock of Catalyst outstanding on April 17, 2012, the Corporation expects to issue or reserve for issuance approximately 34 million shares of the Corporation’s common shares pursuant to the Merger Agreement (including shares of the Corporation common stock issuable to Catalyst stockholders and shares issuable pursuant to Catalyst warrants and Catalyst stock options and other equity-based awards) (the “Shares”). Based on these numbers, upon the completion of the Merger, and after giving effect to the Corporation’s public offering of 5.98 million shares of common stock on May 16, 2012, the Corporation shareholders and former Catalyst stockholders would own approximately 67% and 33% of the outstanding common shares of the Corporation, respectively, immediately following the completion of the Merger.

We refer to the Merger Agreement and the draft Support Agreement collectively as the “Opinion Documents.”

Scope of Review

For the purposes of our opinion, we have examined the following documents:

(a)	an emailed copy of the Registration Statement;

(b)	the articles of continuance and by-laws of the Corporation kept in the Corporation’s minute book located at our office;

(c)	the Opinion Documents; and

(d)	an emailed copy of the Certificate of the Senior Vice President, General Counsel and Corporate Secretary dated May 17, 2012 certifying resolutions passed by the directors of the Corporation on April 17, 2012.

In rendering the opinions herein, we have relied only upon our examination of the foregoing documents and certificates, and we have made no further or other examinations or investigations, and we have made no independent verification or check of the factual matters set forth in such documents or certificates.

Assumptions

In rendering this opinion, we have assumed:

1. The genuineness of all signatures;

2. The authenticity and completeness of all documents submitted to us as originals;

3. The conformity to original documents and the completeness of all documents submitted to us or received by us as conformed copies, certified copies, photocopies or facsimile transmissions, and the authenticity of the originals where certified copies, photocopies or facsimile transmissions have been submitted or received and that the documents emailed to our office and referred to in this letter were duly signed and delivered by the parties thereto in the form submitted to us;

PAUL W. LACKOWICZ	DEBBIE P. HOFFMAN	GEORGE A. ASQUITH
ANNE MARIE MCCOLMAN	LORI A. LAVOIE	BRENDA F. SMICHURA-JEROME
NORAH E. MOONEY	MEAGAN LANG

File No. 37636

4. The accuracy, completeness and truth of all facts set forth in the Corporation’s minute book or official public records and certificates and any other documents, certificates or records supplied by corporate or public officials and the identity and capacity of all individuals acting or purporting to act as such;

5. Each Opinion Document will be legal, valid and binding against all of the signatories thereto and each such agreement or contract will be enforceable in accordance with its terms;

6. The consideration for the issuance of the Shares covered by the Registration Statement will be received by the Corporation at or prior to the time of issuance of the Shares; and

7. That (i) the Registration Statement, and any amendments thereto (including post-effective amendments), will have become effective; (ii) all Shares will be issued in compliance with applicable federal and state securities laws and in the manner stated in the Registration Statement and the related Prospectus included therein; and (iv) the Opinion Documents will contain no provisions contrary to the Yukon Business Corporations Act.

Practice Restriction

We are solicitors qualified to carry on the practice of law in the Yukon Territory only and we express no opinion as to any laws or matters governed by laws, other than those of the Yukon Territory and the federal laws of Canada applicable therein, in effect as at the date of this opinion.

Opinion

Based and relying on the foregoing, we are of the opinion that the Shares covered by the Registration Statement (including Shares issuable upon conversion of or exchange for any Security or upon exercise of any Warrant or Option to purchase Common Shares) are duly authorized by all necessary corporate action on the part of the Corporation and, when issued and delivered against payment therefor, in accordance with the Merger Agreement and the Support Agreement, and any Warrant or Option Agreement applicable thereto, will be legally issued, fully paid and non-assessable shares in the capital of the Corporation.

This opinion is furnished solely for the benefit of the addressee hereof and may not be used, circulated, quoted, relied upon or distributed, or otherwise referred to by any other person or entity or for any other purpose without our prior written consent.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to us under the caption “Legal Matters” in the Registration Statement. Such consent is not an admission that we are in the category of persons whose consent is required under Section 7 of the Securities Act, or the rules and regulations promulgated thereunder.

Yours very truly,

/s/ Lackowicz & Hoffman

LACKOWICZ & HOFFMAN

“Lackowicz & Hoffman”